EX.99.h.xi.B

Revised
Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

Boston Common ESG Impact International Fund	1.20% of average daily net assets

Boston Common ESG Impact U.S. Equity Fund	1.00% of average daily net assets

Boston Common ESG Impact Emerging Markets Fund	0.99% of average daily net assets

Approved by the Board of Trustees: February 26, 2020

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed above	BOSTON COMMON ASSET MANAGEMENT, LLC

By: /s/ Elaine E. Richards	By: /s/ Kristina Eisnor
Name: Elaine E. Richards	Name: Kristina Eisnor
Title: President	Title: Chief Compliance Officer/Chief Operating Officer

Appendix A revised on: February 26, 2020 to add the new Boston Common ESG Impact Emerging Markets Fund.